August 28, 2012
Via E-mail
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington , D.C. 20549

Re:  Syneron Medical Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 0-50867

Dear Mr. Vaughn:

We enclose responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter, dated July 27, 2012, with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).

For your convenience, the comments of the Staff have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above-referenced Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2011

Key Information, page 1

Risk Factors, page 3

1.
We see disclosures herein that global economic instability and uncertainty, including the sovereign debt crisis in certain European countries, has had an adverse effect on your results of operations. Please note that Management's Discussion and Analysis should quantify and disclose the nature of each item that causes significant changes to your operating results. Accordingly, in future filings, including any amendments, please revise your Management's Discussion and Analysis to quantify the effect of global economic instability and uncertainty, including the sovereign debt crisis in certain European countries, on your financial statements. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

In response to the Staff's comment, the Company has again examined the impact that global economic instability, including the European debt crisis, has had on its results of operations. While we believe that negative economic conditions in markets in which we operate have harmed, and may continue to harm, our business, we are unable to quantify the extent to which our business was harmed because we cannot isolate this factor from other factors that affect our results of operation (e.g., competition in the marketplace, market acceptance of our new products and technologies, and regulatory delays).

As a result of the Company's further review of this issue, we intend to revise the risk factor on page 3 to read as follows (marked to show changes):

"We believe that d~~D~~ifficult conditions which began in 2008 in the global capital markets and the global economy have materially affected our business and results of operations and may continue to harm our ability to raise capital or debt.

The global economy has been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, fears of a sovereign debt crisis in certain European countries, severely diminished liquidity and credit availability, declines in consumer confidence and economic growth, increases in unemployment rates, and uncertainty about economic stability. We believe that t~~T~~he global economic instability and uncertainty has had an adverse effect on our results of operations, although we are unable to quantify its effect to the various factors that affect our financial results.~~, and~~In addition, there can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events cannot be predicted, continued economic instability may have a material adverse effect on us and our ability to borrow money or raise additional capital. Similarly, our customers (and their patients) and suppliers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all."

In addition, we intend to modify the results of operations for the fiscal year ended December 31, 2011 compared to fiscal year ended December 31, 2010, as provided in response to comment 2 below, to describe how we believe global economic instability, including the European debt crisis, adversely affected our operating results in 2011. Finally, in future filings we intend to disclose the effect of the global economic instability and uncertainty on our operating results in management's discussion and analysis to the extent relevant.

Operating and Financial Review and Prospects, page 46

Results of Operations, page 57

2.              Your disclosure should include a discussion and analysis of your results of operations and the factors that affected your various line items. For example, your results of operations disclosure does not provide a narrative discussion of the extent to which the FY 2011 revenue increase was attributable to increases in prices or to increases in the volume of amount of goods or services sold or to the introduction of new products and services, etc.. See Regulation S-K Item 303(a)(3)(iii). With respect to your cost of revenues disclosure, your disclosure in the third sentence under the heading does not quantify the extent to which each of the identified factors contributed to the cost decrease as a percentage of your revenues. Please confirm that you will revise future filings, as applicable, to include a quantitative and qualitative discussion and analysis of your results of operations. In your correspondence, please also provide us draft disclosure that discusses and analyses your results of operations for the fiscal year ended December 31, 2011 as compared to fiscal year ended December 31, 2010.

In response to the Staff's comment, we confirm that in future filings, as applicable, we will expand our quantitative and qualitative analysis of factors that contributed to significant changes in our results of operations. As requested, below is revised draft disclosure analyzing results of operations for the fiscal year ended December 31, 2011 compared to fiscal year ended December 31, 2010.

Year Ended December 31, 2011 and 2010

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2011 and 2010:

	Year Ended December 31, 2011		Year Ended December 31, 2010		Change 2010 to 2011
	Amount	As a % of Total Revenue	$ Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)
Total revenues	$228,321	100%	$189,528	100%	$38,793	20.5%
Cost of revenues	113,472	49.7	98,631	52.0	14,841	15.0
Gross profit	114,849	50.3	90,897	48.0	23,952	26.4
Operating expenses:
Sales and marketing	69,433	30.4	65,897	34.8	3,536	5.4
Research and development	28,334	12.4	26,837	14.2	1,497	5.6
General and administrative	33,730	14.8	36,103	19.0	(2,373)	(6.6)
Other expenses (income)	32,208	14.1	(4,538)	(2.4)	36,746	(809.7)
Total operating expenses	163,705	71.7	124,299	65.6	39,406	31.7
Operating loss	(48,856)	(21.4)	(33,402)	(17.6)	(15,454)	46.3
Financial income, net	1,015	0.4	717	0.4	298	41.6
Other income	35	—	240	0.1	(205)	(85.4)
Loss before taxes on income (tax benefit)	(47,806)	(20.9)	(32,445)	(17.1)	(15,361)	47.3
Taxes on income (tax benefit)	3,944	1.7	(5,110)	(2.7)	9,054	(177.2)
Consolidated net loss	(51,750)	(22.7)	(27,335)	(14.4)	(24,415)	89.3
Net loss attributable to non-controlling interests	955	0.04	1,909	1.0	(954)	(50.0)
Net loss attributable to Syneron Medical Ltd.'s shareholders	$(50,795)	(22.2)%	(25,426)	(13.4)%	$(25,369)	99.8%

Revenues

Total revenues for the year ended December 31, 2011 increased by $38.8 million, or 20.5%, to $228.3 million as compared to the year ended December 31, 2010 revenue of $189.5 million. The increase in product revenues, both in the EBU and PAD segments, was primarily due to an increase in the number of units sold, mainly in Europe and the Middle East. Overall, our average selling prices remained stable in most of our product line in 2011 compared to 2010.

	Year Ended December 31,
	2011	2010	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$141,675	$128,506	$13,169	10.2%
Product-related services	66,605	57,095	9,510	16.7
EBU	20,041	3,927	16,114	410.3
Total Revenues	$228,321	$189,528	$38,793	20.5%

Lasers and other products revenues in the PAD segment increased by $13.2 million or 10.2% in 2011, compared to 2010. The volume increase was across most of our product lines, and was mainly attributed to the following:

●	An increase in sales of the GentleLASE family in the amount of $8.8 million, mainly due to the successful launch of the new GentleLASE PRO product; and
●	Sales of $2.4 million of Syneron products sold by Candela subsidiaries in the international market as a result of synergies from our acquisition of Candela

Lasers and other products revenues in the PAD segment increased despite global economic instability and uncertainty that we believe made it more difficult for some of our current and prospective customers to obtain financing on capital equipment purchases, particularly in Europe, and caused some of our current and prospective customers to constraint spending on capital equipment. The PAD segment was affected due to the relatively large average size of a device sale transaction and the effect of the economic downturn on the customers of this segment.

Revenue from product related services increased by $9.5 million or 16.7% in 2011, compared to 2010. This increase was mainly attributed to the following factors:

•
an increase in revenues generated from the sale of our services contracts, service parts and accessories in the amount of $5.6 million. This increase was mainly due to an increase of our systems installed base and higher renewal rates of extended warranty contracts beyond the original warranty term.

•	an increase in sales of consumables by $3.9 million due to higher sales of products that utilize consumables such as eMatrix and eTwo and continued utilization of consumables by our customers.

Our revenue in the EBU segment increased by $16.1 million, or 410.3%, in 2011, compared to 2010. The EBU segment is in an accelerated growth phase with product penetration, including the mē home-use hair removal, the Tända LED systems and the elure Advanced Skin Lightening products, to new and existing territories (mainly in Europe and the Middle East).

Cost of Revenues

	Year Ended December 31,
	2011	2010	$ Change	% Change
Cost of revenues (in thousands)	$113,472	$98,631	$14,841	15.0%
Cost of revenues (as a percentage of total revenues)	49.7%	52.0%

Cost of revenues increased by $14.8 million in 2011, or 15.0%, to $113.5 million, compared to $98.6 million in 2010. As a percentage of revenues, cost of revenues decreased from 52.0% in 2010 to 49.7% in 2011, primarily due to:

•	increased operational efficiency driven by higher production and revenues volume, and costs cutting measures implemented during 2011 in the total amount of $5.8 million (2.5% of revenues),

•	a year-over-year decrease in post-acquisition expenses as a result of the merger with Candela in the total amount of $4.1 million (1.8% of revenues), and

•	a favorable mix of systems and consumables with relatively higher gross margins compared to 2010 in the amount of $0.9 million (0.4% of revenues).

Partially offsetting the increase was

•
a higher mix of EBU revenues (8.8% in 2011, compared to 2.1% in 2010), which currently have lower gross margins compared to the PAD products, which contributed an approximately $1.0 million or 0.4% increase to our cost of revenues as a percentage of revenues,

•	$3.2 million expenses associated with the Light Instruments voluntary field action resulted in an approximately 1.4% increase to our cost of revenues as a percentage of revenues, and

•	a year over year increase in amortization of intangible assets in the amount of $2.0 million resulting in an approximately 0.9% increase to our cost of revenues as a percentage of revenues.

Selling and Marketing

	Year Ended December 31,
	2011	2010	$ Change	% Change
Selling and marketing (in thousands)	$69,433	$65,897	$3,536	5.4%
Selling and marketing (as a percentage of total revenues)	30.4%	34.8%

Selling and marketing expenses increased by $3.5 million or 5.4% to $69.4 million in 2011compared to $65.9 million in 2010. As a percentage of revenues, selling and marketing expenses decreased from 34.8% in 2010 to 30.4% in 2011 primarily due to the increase in revenues.

The increase in expenses was primarily attributable to an increase of $8.4 million in selling and marketing expenses associated with the EBU segment. The EBU segment's significant growth is supported by higher expenses relating to selling and marketing of emerging technologies and products, the penetration phase of new products both to new and existing territories and the support of enhanced product launches activities.

In addition, as a result of the increase in revenues, we had an increase in variable expenses mainly commission and freight, which increased by $0.2 million and $0.5 million, respectively, in 2011.

This increase was partly offset by a decrease in post-acquisition related expenses in the amount of $5.2 million as a result of the merger with Candela which was consummated on January 5, 2010.

Selling and marketing expenses for the year ended December 31, 2011 and 2010 included $1.1 million and $0.8 million, respectively, of stock-based compensation expenses.

Research and Development

	Year Ended December 31,
	2011	2010	$ Change	% Change
Research and development (in thousands)	$28,334	$26,837	$1,497	5.6%
Research and development (as a percentage of total revenues)	12.4%	14.2%

Research and development expenses increased by $1.5 million or 5.6%, from $26.8 million in 2010 to $28.3 million in 2011. As a percentage of revenues, research and development expenses decreased from 14.2% in 2010 to 12.4% in 2011 primarily due to the increase in revenues.

The research and development expenses increase was mainly a result of our continued commitment to introducing new products and enhancing our current products portfolio in both the PAD and EBU segments. Research and development expenses associated with the EBU segment increased by $1.7 million or 36.1%.  In the PAD segment, research and development expenses decreased by $0.2 million, or 1.0%, mainly as a result of lower research and development expenses in 2011 compared to 2010 in the amount of $2.5 million associated with the ePrime product which was launched in the first quarter of 2011.

Research and development expenses for the year ended December 31, 2011 and 2010 included $0.7 million and $0.8 million, respectively, of stock-based compensation expenses.

General and Administrative

	Year Ended December 31,
	2011	2010	$ Change	% Change
General and administrative (in thousands)	$33,730	$36,103	$(2,373)	(6.6)%
General and administrative (as a percentage of total revenues)	14.8%	19.0%

General and administrative expenses decreased by $2.4 million, from $36.1 million in 2010 to $33.7 million in 2011. As a percentage of revenues, general and administrative expenses decreased from 19.0% in 2010 to 14.8% in 2011. This decrease was primarily due to $7.6 million in expenses related to the post acquisition expenses of Candela in 2010, which was partially offset by an increase of $3.9 million in 2011 compared to 2010 associated with the significant growth in the EBU segment and an increase of $0.7 million in the provision for bad debts.

General and administrative expenses for the year ended December 31, 2010 and 2011 included $1.6 million of stock-based compensation expenses.

Other Expenses (Income), net

	Year Ended December 31,
	2011	2010	$ Change	% Change
Other Expenses (Income), net (in thousands)	$32,208	$(4,538)	$(36,746)	809.7%
Other Expenses (Income), net (as a percentage of total revenues)	14.1%	(2.4)%

Other Expenses, net in 2011 were $32.2 million compared to Other Income, net of $4.5 million in 2010. Other Expenses, net in 2011was comprised mainly of legal settlement and the associated legal fees in the amount of $33.9 million and an impairment of cost method investment in the amount of $9.4 million, partially offset by income from reevaluation of contingent consideration in the amount of $8.8 million.

Other Income, net in 2010 was comprised mainly of bargain purchase price related to the acquisition of Candela in the amount of $8.5 million, partially offset by an impairment of intangibles assets in the amount of $1.3 million, reevaluation of contingent consideration in the amount of $1.6 million and an impairment of investment in an affiliated company in the amount of $0.9 million.

Financial Income, net.

Financial income increased by $0.3 million, from $0.7 million in 2010 to $1.0 million in 2011. The increase in financial income, net was primarily attributable to foreign currency transaction adjustments which were partly offset by lower yield earned on our cash and marketable securities balance. As a percentage of revenues, financial income, net was 0.4% in 2010 and in 2011.

Taxes on Income (tax benefit).

Income taxes increased by $9.1 million, from a tax benefit in the amount of $5.1 million in 2010 to taxes on income expense in the amount of $3.9 million in 2011. The taxes on income expense in 2011 were primarily attributable to the partial utilization of Candela's deferred tax assets.  As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise,” and we pay taxes only on income from other sources, which are not integral to our “Approved Enterprise” and “Benefited Enterprise,” such as interest on marketable securities. Taxes on income in 2010 and 2011 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it does not meet the "more likely than not" threshold and a valuation allowance has been recorded against these assets.

Net loss attributable to Syneron’s shareholders.

The Net loss attributable to our shareholders increased by $25.4 million in 2011, or 99.8%, from $25.4 million (13.4% of revenues) in 2010 to $50.8 million (22.2 % of revenues) in 2011.

Supplemental Non-GAAP Income Data, page 60

3.
We note that you present non-GAAP measures in the form of non-GAAP Statements of Income. This format may attach undue prominence to the non-GAAP information and be confusing to investors as it also reflects several non-GAAP measures, which have not been described to investors. Please amend this filing to remove the non-GAAP Statements of Income and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations. Alternatively, explain to us why you believe your current non-GAAP disclosures are appropriate and compliant with Item 10 (e) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on non-GAAP financial measures, which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff's comment, the Company has again examined the Supplemental Non-GAAP Income Data section and decided to remove such section in its entirety in order not to give undue prominence to non-GAAP information.  Thus, the Company will return to its previous practice of not including non-GAAP information in its Form 20-F.

4.
Notwithstanding the comment above, please note that you are required to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP financial measure presented. While we note separate reconciliations, we do not see where you have provided a specific discussion of the usefulness of each non-GAAP financial measure. If you elect to present non-GAAP financial measures in future filings, including the requested amendment, please revise to provide the required disclosures for each non-GAAP financial measure presented.

See the Company's response to comment 3 above.

5.
We note your disclosures at the top of page 61 regarding the items you exclude from your non-GAAP financial measures. This disclosure states that items are excluded because they are either non-recurring or they do not provide an appropriate basis to extrapolate future results. Please explain to us which of the excluded items that you consider to be non-recurring. For the remaining items, please explain to us in greater detail why you believe they do not provide an appropriate basis to extrapolate future results. In this regard, it is not clear how the explanation that the excluded items do not provide an appropriate basis to extrapolate future results differs from the concept of a "non-recurring" item.

See the Company's response to comment 3 above.

6.
We note that your non-GAAP financial measures eliminate recurring items. While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e)(1)(ii)(B) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management's decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please tell us why you believe your current disclosures are consistent with the guidance at Item 10(e)(1)(ii)(B) of Regulation S-K. Also, when preparing future filings, including the requested amendment, you should consider disclosing the nature as well as the actual or expected impact of any recurring and non-recurring items on your financial statements in Management's Discussion and Analysis.

See the Company's response to comment 3 above.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-13

Note 15 - Commitments and Contingencies, page F-52

c. - Legal Claims, page F-54

7.
We noted your disclosures on page F-57 indicate your policy is to accrue an amount to cover probable losses from various legal proceedings and other claims. Please tell us what the meaning of the term "other claims" is, and clarify your disclosure in future filings, including any amendments, as to whether this policy also includes unasserted claims that are probable of being asserted.

In response to the Staff's comment, we will revise the disclosure on page F-57 to read as follows: "The Company has accrued an amount which it deems sufficient to cover probable losses from legal proceedings and threatened litigation."  We do not believe that we have at this time unasserted claims that are probable of being asserted.

8.
Please tell us and revise future filings, including any amendments, to disclose your policy for the accrual of legal fees to defend yourself against loss contingencies. Please refer to paragraph 450-20-S99-2 of the FASB Accounting Standards Codification.

In response to the Staff's comments, we will disclose the following in future filings: “We expense all legal fees in the period in which they are incurred.”

Form 6-K dated May 9, 2012

9.
We note on the first page of this filing you present a section labeled "First Quarter 2012 Year-Over-Year Financial Highlights" in which you highlight certain non-GAAP measures without presenting the equivalent GAAP measures. We also note that you present a section labeled "Non-GAAP Financial Highlights for the Quarter Ended March 31, 2012" on the same page but did not disclose any directly comparable GAAP measurements with greater or equal prominence. In light of the fact this filing is incorporated by reference into various Registration Statements on Form S-8, tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Otherwise, please amend the Form 6-K to revise your presentation of non-GAAP disclosures to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

The Company respectfully informs that Staff that the Company provided in the Form 6-K the equivalent GAAP measures required under Item 10(e)(1)(i)(A) of Regulation S-K.  The Company intends to submit a revised Form 6-K with the following revised disclosure on page 1: "The financial statement tables included in the press release (pages 6-8 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351)."

*           *           *

In connection with the Form 20-F, the Company hereby acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 20-F; and

•     the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact Perry Wildes of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co at 972-3-607-4520.

Very truly yours, /s/ David Schlachet David Schlachet Chief Financial Officer

cc:    Gene Kleinhendler, Adv.
         Perry Wildes, Adv.

Syneron Medical Ltd.
P.O.B. 550, Yokneam Illit Industrial Zone, Israel 20692
Tel: +972 (0) 732-442-200  Fax: +972 (0) 732-442-202  Website: www.syneron.com